Filed Pursuant to Rule 424(b)(3)
Registration No. 333-144019

Prospectus

10,295,672 Shares

Common Stock

Investools Inc.

This prospectus relates to the sale by the selling stockholders of up to 10,295,672 of our shares of common stock from time to time.  The shares were issued to the selling stockholders in connection with our merger with thinkorswim Group, Inc., or thinkorswim, on February 15, 2007.  The selling stockholders are former holders of equity interests in thinkorswim.  These shares of our common stock are being registered pursuant to a stockholders’ agreement with the selling shareholders.

The shares are being registered to permit the selling shareholders to sell the shares from time to time in the public market.  The selling shareholders may sell the shares through ordinary brokerage transactions or through any means described in the section titled “Plan of Distribution.”  The selling shareholders may sell any, all or none of the shares offered by this prospectus.

The prices at which the selling shareholders may sell the shares will be determined by prevailing market prices or through privately negotiated transactions.  We will not receive any proceeds from the sale of any of the shares.

Our common stock is listed on the NASDAQ Global Market under the symbol “SWIM.”  On August 6, 2007, the closing sale price of our common stock was $12.74 per share.

Investing in our common stock involves a high degree of risk.  You should carefully consider the risks described under “Risk Factors” beginning on page 2 of this prospectus before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 7, 2007.

You may rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with additional information or information different from that contained or incorporated by reference in this prospectus.  If anyone provides you with different or inconsistent information, you should not rely on it.  Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where an offer or sale is not permitted.  You should assume that the information in this prospectus is accurate only as of the date of the prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of the prospectus.  Our business, financial condition, results of operations and prospects may have changed since those dates.

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CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

Statements in this prospectus and in documents incorporated by reference in this prospectus contain various forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, which represents our management’s beliefs and assumptions concerning future events.  When used in this prospectus and in documents incorporated by reference, forward-looking statements include, without limitation, statements regarding financial forecasts or projections, and our expectations, beliefs, intentions or future strategies that are signified by the words “expects,” “anticipates,” “intends,” “believes” or similar language.  These forward-looking statements are subject to risks, uncertainties and assumptions that could cause our actual results and the timing of certain events to differ materially from those expressed in the forward-looking statements.  In addition, the forward-looking statements reflect only our current views concerning future events, and we assume no obligation to publicly update or revise any forward-looking statements made herein or any other forward-looking statements we make, whether as a result of new information, future events, or otherwise.

You should understand that many important factors, in addition to those discussed or incorporated by reference in this prospectus, could cause our results to differ materially from those expressed in the forward-looking statements.  Potential factors that could affect our results include those described in this prospectus under “Risk Factors.”  In light of these risks and uncertainties, the forward-looking events discussed or incorporated by reference in this prospectus might not occur or prove to be correct.

THE COMPANY

We offer market-leading investor education and brokerage and related financial products and services for self-directed investors.  Our Investools Education Group offers a full range of investor education products and services that provide lifelong learning in a variety of interactive delivery formats, including instructor-led synchronous and asynchronous online courses, in-person workshops, one-on-one and one-to-many online coaching programs and telephone, live-chat and email support.  Our educational products and services cover a broad range of financial products, including equity securities, fixed income, index products, options, futures, other derivatives and foreign exchange (“forex”).  Our Investools Education Group’s mission is to educate and empower individual investors to make their own financial decisions to achieve their financial goals at any time or place by using the Investools Method™ live, by correspondence or online.  The Investools Method™ is a unique integration of a disciplined investing process, web-based tools, personalized instruction and support.

On February 15, 2007, we merged with thinkorswim, a leading online brokerage firm and provider of related technology-based financial services to self-directed options traders and retail investors.  thinkorswim offers customers a broad range of products including equity securities, index products, exchange traded options, futures, mutual funds, bonds and forex.  Since it began its brokerage operations in 2001, thinkorswim has been creating innovative technology for its customers.  thinkorswim provides sophisticated trading tools and analytics, including tools for devising and implementing complex, multi-leg options strategies as well as other investment strategies.  thinkorswim also provides unique scalable software-based front end trading platforms that allow its customers to trade electronically and to implement these complex strategies with single clicks.  thinkorswim offers its customers an automated and user friendly account opening process and provides its customers access to its trade desk, which is staffed with experienced traders, who provide real-time customer support via email and telephone.  thinkorswim customers are able to monitor their positions, view their account balances, positions, profits and losses on a real time basis.  The combination of thinkorswim’s unique technology and its customer service has resulted in a high degree of customer loyalty.

Since it began operations thinkorswim has substantially increased its number of brokerage accounts, average daily trading volume and total assets in customer accounts.  These trends have accelerated since our merger with thinkorswim as many of the Investools education customers have opened accounts at thinkorswim.  We intend to increase the breadth of our product and service offerings in both the investor education and brokerage and financial services segments of our business.

In connection with the merger with thinkorswim, we acquired thinkorswim Advisors, Inc. (“Advisors”), a subsidiary of thinkorswim and a Securities and Exchange Commission (“SEC”) registered investment adviser.  Advisors provides investment management services based upon diversified portfolios, which include alternative investment styles.  It also offers traditional and return enhanced investment strategies.  Advisors’ Red Option division provides a monthly subscription service that provides trade recommendations for a number of options trading strategies.  Advisors has an educational division focused on options trading, called Option Planet.

Our products and services have received numerous accolades from third parties including thinkorswim’s ranking by Barron’s as its top rated software-based online broker and best for options traders (2006 & 2007), and Prophet’s top Barron’s ranking for best technical analysis tools (2006).

Our corporate offices are located at 45 Rockefeller Plaza, Suite 2012, New York, New York 10111, and our telephone number is (801) 816-6918.  We also maintain significant operational offices in Draper, Utah and Chicago, Illinois.  Our website is www.investools.com.  The information on our website does not constitute part of this prospectus.

RISK FACTORS

An investment in our shares being offered in this prospectus involves a high degree of risk.  In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors.  If any of the events or circumstances described in the following risks actually occurs, our business, financial condition, or results of operations could be materially affected and the trading price of our common stock could decline.

Risks Related to our Business

If we do not successfully introduce new programs, products and services, our growth rate and revenue will be reduced.

Our growth strategy for the educational segment of our business is dependent on our ability to sell existing training programs, products and services to new students, to open new markets and to develop and introduce new educational programs, products and services.  If we are unable to expand our markets and products, our growth rate and revenue will be reduced.  Market conditions and the level of customer interest may be different for our current products than for new products and marketing costs and methods may differ in new markets, and there can be no assurance that we will be able to compete favorably with, and obtain market acceptance for, any such new programs, products or services.

thinkorswim’s growth strategy also is dependent upon the development of new and the enhancement of existing products and services.  The financial services industry involves rapid technological change and continually evolving industry standards and practices.  Our failure to keep abreast of such changes could result in our technology and systems and our product offerings becoming obsolete.  The development of new products involves significant risks.  We may not be able to adapt our new products or services to new standards in the marketplace.  In addition, changes in technologies could force us to incur substantial expenditures to appropriately modify our infrastructure and our products and services.

If we are not able to continually enhance our web-based products and services and adapt them to changes in technology, our future revenue growth could be adversely affected.

If our improvement and adaptation of our web-based products and services is delayed, results in systems interruptions or is not aligned with market expectations or preferences, our revenue growth could be adversely affected.  The online environment is rapidly evolving, and the technology used in web-based products changes quickly.  We must therefore be able to quickly modify our solutions to adapt to emerging online standards and practices, technological advances, and changing user and sponsor preferences.  Ongoing enhancement of our web site, web-based products and related technology will entail significant expense and technical risk.  We may use new technologies ineffectively or fail to adapt our web site, web-based products and related technology on a timely and cost-effective basis.

Our corporate debt levels may limit our ability to obtain additional financing.

At March 31, 2007, we had an outstanding balance of $125 million in senior secured term loans and $25 million in available senior secured revolving loan facilities.  Our ratio of debt (our senior secured term loans and capital lease obligations) to equity (expressed as a percentage) was 115% at March 31, 2007.

Our loan agreements, which contain a number of restrictive covenants that affect our business, restrict our ability to, among other things, sell or lease assets, pay dividends or other distributions to stockholders, engage in mergers or consolidations, create liens on assets, and borrow money or issue guarantees.

In addition, as a result of the covenants and restrictions contained in our loan agreements, we are limited in how we conduct our business and we may be unable to raise additional debt or equity financing to compete effectively or to take advantage of new business opportunities either through acquisitions or internal expansion.  The terms of any future indebtedness could include more restrictive covenants.

We cannot assure you that we will be able to remain in compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the appropriate parties and/or amend the covenants.

We may incur additional indebtedness in the future, including in connection with future acquisitions.  Our level of indebtedness, among other things could:

•                                          make it more difficult or costly for us to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes;

•                                          limit our flexibility in planning for, or reacting to, changes in our business; or

•                                          make us more vulnerable in the event of a downturn in our business.

We may desire or need to raise additional capital in the future, which may not be available on terms acceptable to us.

If we need but are unable to obtain additional capital to expand our operations and invest in new products and services, our business may be adversely affected.  In the future we may require substantial additional capital to finance ongoing operations or the growth of our business.  To the extent that our existing sources of liquidity and cash flow from operations are insufficient to fund our activities, we may need to raise additional funds.  We cannot be certain that we will be able to obtain additional financing on favorable terms.  If we fail to raise additional funds, we may need to sell debt or additional equity securities or to reduce our growth to a level that can be supported by our cash flow.  Without additional capital, we may not be able to: further develop or enhance our services and products; acquire necessary technologies, products or businesses; expand operations in the United States or internationally; make acquisitions; hire, train and retain employees; market our services and products; or respond to competitive pressures or unanticipated capital requirements.

We may experience difficulties integrating recent and future acquisitions.

As a result of recent acquisitions and, as part of our general business strategy, we expect to make more acquisitions and to experience significant growth and expect such growth to continue into the future.  There are numerous risks involved in the acquisition of other businesses, including difficulties in the integration of acquired companies and their operations, products and services; failure to achieve projected synergies; requiring the focus of management to the detriment of other aspects of our business; possible assumption of unknown liabilities; loss of customers or employees of acquired businesses; dilution to our shareholders and the reduction of our reported earnings as a result of the amortization of intangible assets acquired.  This growth is expected to place a significant strain on our management, financial, operating and technical resources.  Failure to manage this growth effectively could have a material adverse effect on our financial condition or results of operations.  There can be no assurance that we will be able to effectively integrate the acquired companies, including thinkorswim, with our own operations.  Expansion will place significant demands on our marketing, sales, administrative, operational, financial and management information systems, controls and procedures.  Accordingly, our performance and profitability will depend on the ability of our officers and key employees to (i) manage our business and our subsidiaries as a cohesive enterprise, (ii) manage expansion through the timely implementation and maintenance of appropriate administrative, operational, financial and management information systems, controls and procedures, (iii) add internal capacity, facilities and third-party sourcing arrangements as and when needed, (iv) maintain service quality controls, and (v) attract, train, retain, motivate and manage effectively our employees.  There can be no assurance that we will integrate and manage successfully new systems, controls and procedures for our business, or that our systems, controls, procedures, facilities and personnel, even if successfully integrated, will be adequate to support our projected future operations.  Any failure to implement and maintain such systems, controls and procedures, add internal capacity, facilities and third-party sourcing arrangements or attract, train, retain, motivate and manage effectively our employees could have a material adverse effect on our business, financial condition and results of operations.

thinkorswim operates in a highly regulated industry and compliance failures could adversely affect our business.

Our securities broker-dealer segment operates under extensive regulation, which increases our cost of doing business and may be a limiting factor on the operations and development of our business.  Our securities broker-dealer business and operations are subject to regulation by the SEC, the National Association of Securities Dealers (“NASD”), national security exchanges and state securities commissions.  We also may be subject to regulation by securities regulatory authorities in foreign countries where our customers are located.  The securities industry in the United States covers all aspects of the securities business, including:

•   sales and marketing methods;

•   trade practices;

•   use and safekeeping of customer funds and securities;

•   capital structure;

•   record-keeping;

•   financing of customers’ purchases; and

•   conduct of directors, officers and employees.

Our securities broker also provides futures brokerage services and is registered through the National Futures Association  (“NFA”) as an introducing broker.  The futures industry is also subject to comprehensive statutes, rules and regulations, including margin requirements, trading restrictions, customer regulations and net capital requirements.  Participants in the futures industry are subject to regulation by the Commodity Futures Trading Commission (“CFTC”), NFA and other self-regulatory organizations (“SROs”).  The regulation of futures transactions in the United States is an extensive and rapidly changing area of law and is subject to modification by government and judicial action.

Our investment advisory subsidiary is registered with and regulated by the SEC and is subject to the regulations of the states in which it does business.

Failure to comply with any of the laws, rules or regulations applicable to us, even inadvertently, could lead to adverse consequences including investigation, censure, fine, the issuance of cease-and-desist orders, other penalties from regulatory agencies, criminal penalties, civil lawsuits, or the suspension or disqualification of our subsidiaries, directors, officers or employees.  Any of these consequences could adversely affect our securities broker-dealer business, our futures business and/or our advisory business.

If we fail to attract students and brokerage customers in a cost-effective manner, our financial position may be negatively impacted.

Our profitability and growth depends on increasing our student base and our brokerage customer base in a cost-effective manner.  We incur significant marketing expenses in connection with our educational operations.  Although we have spent significant financial resources on advertising and related expenses and plan to continue to do so, there can be no assurance that these efforts will be cost-effective at increasing our student base and that our students and their contacts will continue to open brokerage accounts at thinkorswim.  Advertising and marketing costs are likely to increase in the foreseeable future, and we may not have the same ability to expand our advertising and marketing budgets as our larger competitors.  Finally, the advertising and marketing activities of thinkorswim are subject to regulation by the NASD and the NFA.  These SROs impose limitations on our sales methods and our ability to make payments to third party marketers.  Our failure to successfully market our products and services to student and brokerage customers can negatively impact our business and financial condition.

We rely on our strategic partners to provide us with access to leads and customers.

We currently access more than forty percent (40%) of our Investor Education sales transaction volume through co-marketing (Success Magazine and NET Marketing Alliance) relationships.  Our strategic partners may enter into identical or similar relationships with our competitors, which could diminish the value of the partners for customer acquisition.  Our strategic partners could terminate their relationship with us.  The businesses of our strategic partners could contract or such strategic partners could experience financial difficulties.  One of our co-marketing partners, NET Marketing Alliance (“NET”), has informed us that it is ceasing business in August 2007.  Our products and services were marketed at these events.  NET represented approximately 15% of our pro forma consolidated sales transaction volume for our first quarter of 2007 (see the Investor Presentation in our Current Report on Form 8-K filed on June 5, 2007, which is incorporated herein, for a reconciliation of sales transaction volume to GAAP revenue).  While management believes that the reduction of our variable costs associated with such events and the other cost saving initiatives we have taken and will take, including the elimination of our Investools Education Group staff by 10%, will enable us to maintain operating margins consistent with the first quarter of 2007, there is no assurance that the elimination of NET events will not have a material effect on our financial results.  If any of these strategic partners were to terminate their relationship with us or were to further decrease operations or experience serious financial difficulties, our ability to distribute our educational products and services could be materially impaired.  In addition, since our merger with thinkorswim, our educational subsidiaries have been the referral source for a substantial percentage of thinkorswim’s new customers.  Any reduction in our sales of education products and services are likely to decrease our referral of new customers to thinkorswim.  We may not be able to maintain our existing relationships or enter into new strategic relationships with co-marketing partners.

Changes in legislation or regulations may affect our ability to conduct our business or reduce our profitability.

The regulatory environment in which we operate may change.  These changes may affect our ability to conduct our business or reduce our profitability.  Our activities may be affected not only by legislation or regulations of general applicability, but also by industry-specific legislation or regulations. The SEC, other U.S. or foreign governmental authorities, the NASD, the NFA or other SROs may adopt new or revised regulations which affect our business.  Changes in the interpretation or enforcement of existing laws and rules by those entities may also affect our business.

In addition, we use the Internet as the distribution channel to provide services to our customers.  We must comply with a variety of federal and state laws affecting the content of materials distributed over the Internet, as well as regulations and other laws restricting the collection, use and disclosure of personal information that we may obtain in the course of providing our online services.  Any new law or regulation pertaining to the Internet, or the application or interpretation of existing laws, could increase our cost of doing business, decrease the demand for our products and services, or otherwise harm our business.  A number of regulatory agencies have recently adopted regulations regarding customer privacy and the use of customer information by service providers.  Additional laws and regulations relating to the Internet may be adopted in the future, including regulations regarding the pricing, privacy, taxation, content and quality of products and services delivered over the Internet.  Compliance with future laws and regulations, or existing laws as they may be interpreted in the future, could be expensive, time consuming, impractical or impossible.

Failure to comply with any of the laws, rules or regulations applicable to us, even inadvertently, could lead to adverse consequences including censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of directors, officers or employees.  It is also possible that any noncompliance could subject us to criminal penalties and civil lawsuits.  An adverse ruling against us or our officers or other employees could cause us or our subsidiaries or our officers and other employees to pay a substantial fine or settlement, and could result in their suspension or expulsion.  Any of these consequences or events could have a material adverse effect on our business and financial condition.

Our broker-dealer subsidiary has experienced substantial growth.

thinkorswim has experienced substantial growth over the past year and its rate of growth has increased significantly since our merger with thinkorswim.  Such rapid growth has placed significant demands on thinkorswim’s management and other resources.  As a result, thinkorswim will need to attract, hire and retain highly skilled and motivated officers and employees.  We cannot assure you that we will be able to attract or retain the officers and employees necessary to manage this growth effectively.

Many of our competitors have greater financial, technical, marketing and other resources.

Many of our competitors have longer operating histories and greater resources than we do and offer a wider range of brokerage, brokerage related and educational products and services.  Many also have greater name recognition, greater market acceptance and larger customer bases.  These competitors may conduct extensive promotional activities and offer better terms, lower prices and/or different products and services than we do.  Moreover, some of our competitors have established relationships among themselves or with third parties to enhance their products and services.  This means that our competitors may be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can.

The market for electronic brokerage services is rapidly evolving and intensely competitive.  We expect the competitive environment to continue in the future.  Our brokerage operations face direct competition from numerous online and software-based brokerage firms, including Charles Schwab & Co., Inc., Fidelity Brokerage Services, LLC, E*TRADE Group, Inc., TD Ameritrade, Inc., TradeStation Group, Inc., OptionsXpress, Inc. and TradeKing.  Our brokerage operations also encounter competition from the broker-dealer affiliates of established full commission brokerage firms as well as from mutual fund sponsors, banks and other organizations that provide online brokerage services.  Many of our competitors in the brokerage industry have greater financial, technical, marketing and other resources, and have greater name recognition and a more extensive customer base than we do.

This intense competition in the brokerage industry has resulted in several trends that may adversely affect our financial condition and results of operation, including the implementation of new pricing strategies; the development by our competitors of products and services and enhancements; consolidation in the industry and increased emphasis on advertising and promotional efforts. In addition, some of our competitors are actively pursuing a larger share of the options trading market.

We believe that the general financial success of brokerage operations within the online brokerage industry will continue to attract new competitors to the industry, such as banks, software development companies, insurance companies, providers of online financial information and others.  These companies may provide a more comprehensive suite of services than we do.  We may not be able to compete effectively with our current or future competitors.

Downturns or disruptions in the securities markets could reduce trade volumes and margin borrowing and increase our dependence on our more active customers who receive lower pricing.

A significant portion of our revenues now comes from online investing services; we expect this business to continue to account for an increasingly significant portion of our revenues in the foreseeable future.  Like other financial services firms, we are affected directly by national and global economic, political and market conditions, broad trends in business and finance, distributions to the securities markets and changes in volume and price levels of securities and futures transactions.  Historically, securities trading volume in the United States has fluctuated considerably.  We expect our revenues to be adversely affected by periods of low trading volume.  Decreases in trade volume may be more significant for us with respect to our less active customers, increasing our dependence on our more active trading customers who receive more favorable pricing based on their trade volume.  Decreases in volumes, as well as securities prices, are also typically associated with a decrease in margin borrowing.  Because we receive a portion of the revenue our clearing firms generate from interest charged on margin borrowing by our customers, such decreases result in a reduction of revenue.  When transaction volume is low, our operating results may suffer in part because some of our overhead costs may remain relatively fixed.

We are subject to various forms of credit risk, and those risks could have a material adverse effect on our financial situation.

Our brokerage operations are subject to substantial credit risk.  Credit risk may arise, for example, from holding securities of third parties; executing securities or futures trades that fail to settle at the required time due to non-delivery by the counterparty or systems failure by clearing agents, exchanges, clearing houses or other financial intermediaries; and extending credit to our clients through margin loans or other arrangements, including forex transactions.

Many of our customer accounts of our securities broker-dealer business are margin accounts.  Our customer futures accounts trade on margin as well. In margin transactions, we may be obligated for credit extended to our customers by our clearing firms, because we indemnify our clearing firms for our customers’ debits and defaults.  Margin credit is collateralized by cash and securities in the customers’ accounts.  We also execute customer transactions involving the sale of securities not yet purchased which result in our clearing firms extending leverage to our customers for which we may be ultimately responsible.  Leverage involves securing a large potential future obligation with a proportional amount of cash or securities.  We introduce forex transactions to Penson Financial Services, Inc. (“Penson”), which involve substantial amounts of leverage.  The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur.  During such times, customers who utilize margin credit or leverage and who have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation.  When our clearing firms extend margin or our customers use leverage, our clearing firms may be exposed to significant off-balance-sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur.  In the event customers fail to satisfy their obligations, our clearing firms may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customers’ obligations.

We expect this kind of exposure to increase with growth in our overall securities broker-dealer and other brokerage business.  Because we indemnify and hold harmless our clearing firms from certain liabilities or claims, the use of margin credit, leverage and short sales may expose us to significant off-balance-sheet risk in the event that collateral requirements are not sufficient to fully cover losses that customers may incur and those customers fail to satisfy their obligations.  The amount of risk to which we are exposed from the leverage our clearing firms extend to our customers and from short sale transactions by our customers is unlimited and not quantifiable as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices.

Our exposure to litigation could adversely affect our business and results of operations.

We are from time to time involved in various lawsuits and legal proceedings. Both Investools Inc. and thinkorswim Inc. have been named as defendants in a lawsuit by Jana Partners LLC (“Jana Partners”) dated May 29, 2007 and filed in New York County.  The complaint alleges that we owe Jana Partners a $2 million structuring fee in connection with the thinkorswim merger under a Memorandum of Understanding.  Jana Partners also seeks approximately $70 million in lost profits that it claims it would have received had it been issued preferred stock under the Memorandum of Understanding.  While it is the opinion of management that such litigation will be resolved without a material adverse effect on our liquidity, financial position or results of operations, there can be no assurance that the litigation will be resolved on terms favorable to us or that the litigation will be able to be resolved quickly.  In the event that the litigation is not resolved quickly, it could result in costly litigation fees and expenses, which may have a material adverse effect on our business and results of operations.  In addition, if the claims are not resolved in our favor or are not settled on terms favorable to us, the litigation could have a material adverse effect on our business and results of operations.  Although we currently are not a defendant in any other material legal proceedings, any claim, with or without merit, could result in costly litigation, subject us to undetermined penalties, or require us to modify or cease sales of our products or services, any of which could have a material adverse effect on our business and results of operations.

The loss of or change in our third-party vendors may adversely affect our business.

We rely on a number of third parties for various services.  These include the services of other broker-dealers, market makers and exchanges to execute customer orders and other third parties for clearing and related back-office services and other information necessary to run our business, including transaction summaries, data feeds for compliance and risk management, execution reports and trade confirmations.  Third-party content providers provide us with all of the financial information, market news, charts, option and stock quotes, research reports and other fundamental data that we offer to customers.  Furthermore, we have offsite third-party data center operations that are critical to our business.

We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs.  An interruption in or the cessation of service by any third-party service provider as a result of systems failures, capacity constraints, financial constraints or problems, unanticipated trading market closures or for any other reason, and our inability to make alternative arrangements in a smooth and timely manner, if at all, may impact our ability to process trades and have other material adverse effects on our business, financial condition and operating results.

We are dependent on our chief executive officer and chairman of the board of directors for his depth of industry experience and knowledge.

We are highly dependent on the services of Lee K. Barba, our Chief Executive Officer and Chairman of the Board of Directors.  Mr. Barba has extensive experience, knowledge and contacts in the financial and investment industries.  If Mr. Barba were to terminate his employment with us, we would lose valuable human capital, adversely affecting our business.  We currently do not maintain key man insurance on Mr. Barba or any other member of our senior management team.  Neither Mr. Barba nor any other member of our senior management team intends to retire or is nearing retirement age.

We are subject to interest rate risk exposure.

thinkorswim’s clearing firms pay us a portion of the revenue they generate from the difference between the interest they earn by investing our customer cash and the interest they pay to our customers on such cash.  A rising interest rate environment will generally result in an increase in the spread our clearing firms generate and a corresponding increase in the amounts of that spread that is paid to us.  A declining interest rate environment will generally result in a decrease in the spread our clearing firms generate and a corresponding decrease in the amounts of that spread that is paid to us.

Our risk management policies and procedures may not be effective and may leave us exposed to unidentified or unexpected risks.

Our policies, procedures and practices used to identify, monitor and control a variety of risks may fail to be effective.  thinkorswim is particularly dependent upon risk management systems because it has indemnified its clearing firms for any losses incurred by its clearing firms from thinkorswim’s customers.  As a result, we face the risk of losses, including losses resulting from firm errors, customer defaults, market movements, fraud and money laundering.  Our risk management methods rely on a combination of technical and human controls and supervision that are subject to error and failure.  Some of our methods of managing risk are based on internally developed controls and observed historical market behavior, and also involve reliance on industry standard practices.  These methods may not adequately prevent futures losses, particularly when there are extreme market movements that exceed historical precedent.  These methods may not adequately prevent losses due to technical errors or the failure of our software or systems.

Systems failures and delays could harm our business.

We deliver educational products and services and receive and process trade orders through a variety of electronic channels.  Our online services are heavily dependent on the integrity of the systems supporting them.  Our systems and operations, including our Web servers and those of our third-party service providers, are vulnerable to damage or interruption from human error, sabotage, encryption failures, break-ins, intentional acts of vandalism, earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems and operations, and similar events.  Our disaster recovery planning cannot account for all eventualities.  In addition, unusually high trading volumes could cause our computer systems to operate at an unacceptably low speed or even fail.  While we have invested significant amounts to upgrade the reliability and scalability of our systems, there can be no assurance that our systems will be sufficient to handle such extraordinary trading volumes.

Systems failures or delays may occur in the future and could cause, among other things, unanticipated disruptions in service to our customers, slower system response time resulting in transactions not being processed as quickly as our customers desire, decreased levels of customer service and customer satisfaction and harm to our reputation.  If any of these events were to occur, we could lose customers, incur additional expenses or financial losses, become involved in customer litigation or become subject to regulatory sanctions.

Our business also depends on the continued reliability of the Internet infrastructure.  Internet infrastructure may be unable to support the demands placed on it if the number of Internet users continues to increase or if existing or future Internet users access the Internet more often or increase their bandwidth requirements.  In addition, viruses, worms and similar programs may harm the performance of the Internet.  The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future.  These outages and delays could reduce the level of Internet usage and our business could be materially adversely affected.

Our business may suffer if we are not successful in developing, maintaining and defending proprietary aspects of technology used in our products and services.

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our technology.  Litigation may be necessary in the future to enforce our intellectual property rights, to protect trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity.  Any such litigation, even if we prevailed, could be costly, divert resources and could have a material adverse effect on our business, operating results and financial condition.  We can give no assurance that our means of protecting our proprietary rights will be adequate, or that our competitors will not independently develop similar technology.  Any failure by us to protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.  We integrate third-party software into code creating and supporting some of our products and services.  This third-party software may not continue to be available on commercially reasonable terms.  If we are unable to maintain licenses to the third-party software included in the code supporting our product services, features of our products or services could be unavailable, until equivalent software could be developed or licensed and integrated.  This delay could adversely affect our business, operating results and financial condition.

We depend on continued growth in use of the Internet and online commerce.

Our ability to expand our delivery platforms and penetrate new markets could be stagnated without continued growth in the use and efficient operation of the Internet.  Web-based markets for information, products and services are new and rapidly evolving.  If Internet usage does not continue to grow or grows slower than anticipated, we may be unable to secure new sponsorship and subscription arrangements for our offerings.  To the extent the investor educational segment of our business relies on web-based delivery platforms, our operations will also be dependent on adequate network infrastructure, consistent quality of service and availability to customers of cost-effective, high-speed Internet access.  Our brokerage business is online and is entirely dependent on the Internet.  If our systems cannot meet customer demand for access and reliability, these requirements will not be satisfied, and customer satisfaction could degrade substantially, adversely affecting our prospects for market penetration and profitability.

Our inability to protect our intellectual property rights or our infringement of the intellectual property rights of others could aversely affect our business.

Patents of third parties may have an important bearing on our ability to offer certain of our products and services.  Our major competitors as well as other companies and individuals may obtain and may have obtained patents related to the educational tools and the technologies for trading the types of products and providing the services we offer or plan to offer.  We cannot assure you that we are or will be aware of all patents containing claims that may pose a risk of infringement by our products and services.  In addition, some patent applications in the United States are confidential until a patent is issued and, therefore, we cannot evaluate the extent to which technology concerning our products and services may be covered or asserted to be covered by claims contained in pending patent applications.  In general, if one or more of our products or services were found by a court to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing those patents.  An adverse ruling arising out of any intellectual property dispute could also subject us to significant liability for damages.

We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such license would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms.  If we are unable to obtain licenses with respect to patents held by others, and are unable to redesign our products or services to avoid infringement of any such patents, this could materially adversely affect our business, financial condition and operating results.

Also, protection may not be available for our intellectual property.  Although we have numerous registered trademarks in the United States and other countries, we do not have any patents on our educational tools or trading related technology and there can be no assurance that we will be able to secure significant protection for any of this intellectual property.  It is possible that our competitors will adopt technology or product or service names similar to ours, thereby impeding our ability to distinguish our technology and build brand identity, possibly leading to customer confusion.  Our inability to adequately protect our marks would have material adverse effect on our business, financial condition and operating results.

Requirements associated with being a public company require significant company resources and management attention.

As a public company, we are subject to the reporting requirements of the Exchange Act and the other rules and regulations of the SEC and the NASDAQ Global Market.  We continue to work with our independent legal, accounting and financial advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations.  These areas include corporate governance, internal controls, disclosure controls and procedures and financial reporting and accounting systems.  We have made, and will continue to make, changes in these and other areas, including our internal control over financial reporting.  However, we cannot assure you that these and other measures we may take will be sufficient to allow us to satisfy our obligations as a public company on a timely basis.  In addition, compliance with reporting and other requirements applicable to public companies, including under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board, create additional costs for us and require substantial amounts of time and attention of our management.  We cannot predict or estimate the future amount of the costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Failure to maintain adequate internal controls could adversely affect our business.

We are subject to internal control requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC and the Public Company Accounting Oversight Board.  These laws, rules and regulations continue to evolve and could become increasingly stringent in the future.  We have undertaken actions to enhance our ability to comply with the requirements of the Sarbanes-Oxley Act of 2002, including, but not limited to, the increased allocation of internal audit department resources, documentation of existing controls and implementation of new controls or modification of existing controls as deemed appropriate.  Control deficiencies have been identified from time to time, and we have undertaken actions to remediate them.

In connection with management’s review of our disclosure controls and procedures, for the first quarter of 2007, management concluded that our controls and procedures are not effective as of the end of such period, in ensuring that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely discussions regarding required disclosure. This conclusion was based on the existence of the material weaknesses in our internal control over financial reporting pertaining to our revenue recognition systems.

In addition, as part of a company-wide initiative to replace our legacy computer systems, we completed an implementation of a new Enterprise Resource Planning (“ERP”) system during March 2007.  As a result of the implementation, internal controls related to user security, account structure and hierarchy, system reporting and approval procedures were modified and redesigned to conform with and support the new ERP system.  Although management believes internal controls have been maintained or enhanced by the ERP system implemented during the quarter, the controls in the newly upgraded environment have not been completely tested.  As such, there is a risk that deficiencies may exist that have not yet been identified and that individually could constitute significant deficiencies or in the aggregate, material weakness.  Management will be performing tests of controls relating to the new ERP environment over the course of 2007.

We continue to devote substantial time and resources to the documentation and testing of our controls, and to planning for and implementation of remedial efforts in those instances where remediation is indicated.  If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we could be subject to regulatory actions, civil or criminal penalties or shareholder litigation.  In addition, failure to maintain adequate internal controls could result in financial statements that do not accurately reflect our financial condition, results of operations and cash flows.

We may be liable for invasion of privacy or misappropriation by others of our users’ information, which could adversely affect our reputation and financial results.

Some of our services require the disclosure of sensitive information by the user.  We rely on a number of security systems for our services to protect this information from unauthorized use or access.  We cannot predict whether new technological developments could circumvent these security measures.  If the security measures that we use to protect personal information or credit card information are ineffective, we may be subject to liability, including claims for invasion of privacy, impersonation, unauthorized purchases with credit card information or other similar claims.  In addition, the Federal Trade Commission and several states have investigated the use of personal information by certain Internet companies.  We could incur significant expenses if new regulations regarding the use of personal information are introduced or if our privacy practices are investigated.

Downturns in the securities markets increase the credit risk associated with margin.

We permit customers to purchase securities on margin.  Our clearing firms provide margin financing to our customers.  Under the terms of our clearing agreements, we indemnify our clearing firms for our customer debit balances.  When the market declines rapidly, there is an increased risk that the value of the collateral our clearing firms hold in connection with these transactions could fall below the amount of a customer’s indebtedness, which increases the risk of customer debit balances.

Reduced spreads in securities pricing and reduced levels of trading activity could harm our business.

In addition to commissions, we generate a portion of our brokerage revenue from payment for order flow.  As is customary in the industry, our payment for order flow arrangements are not subject to written agreements.  Consequently, they could be adjusted or terminated at any time.  If these payments were reduced or eliminated, our business could be adversely affected.  The increase in computer generated buy/sell programs in the marketplace has continued to tighten spreads, resulting in reduced revenue capture per share by the specialist and market-making community and reduced payment for order flow revenues for a brokerage firm like us.  Any changes in the marketplace, such as quoting of options in smaller increments, that reduce the spread available for market makers and other liquidity providers, who are the parties that pay us for order flow, could negatively impact our cash flow from these sources.

Losses due to employee or customer fraud could have an adverse effect on our business.

We are exposed to potential losses resulting from fraud and other misconduct by employees, customers or third parties.  Employees may bind us to transactions that exceed authorized limits or present unacceptable risks, hide from us unauthorized or unsuccessful activities or improperly use confidential information.  Third parties may engage in fraudulent activities, including fraudulent access to legitimate customer accounts, the use of false identities to open accounts, or the use of forged or counterfeit checks for payment.  Such types of fraud may be difficult to prevent or detect, and we may not be able to recover the losses caused by such activities.  Any such losses could have a material adverse effect on our business, financial condition and operating results.

Servicing customers outside the United States involves special challenges that we may not be able to meet, which could negatively impact our financial results.

Since our services are available over the Internet in foreign countries and we have customers residing in foreign countries, foreign jurisdictions may claim that we are required to qualify to do business in their country.  We believe that the number of our customers residing outside of the United States will increase over time.  We may be required to comply with the laws and regulations of each country in which we conduct business, including laws and regulations currently in place or which may be enacted related to Internet services available to their citizens from service providers located elsewhere.  Any failure to develop effective compliance and reporting systems could result in regulatory penalties in the applicable jurisdiction, which could have a material adverse effect on our business, financial condition and operating results.

Failure to comply with net capital requirements could adversely affect our business.

The SEC and the NASD have strict rules with respect to the maintenance of specific levels of net capital by securities broker-dealers and introducing brokers.  thinkorswim is required to comply with these net capital requirements.  If it fails to maintain the required net capital, the SEC could fine thinkorswim or even suspend or revoke its registration, or the NASD could sanction thinkorswim, including by limiting its growth or expelling it from membership.  Any of these actions could have a material adverse effect on our securities broker-dealer business.  If such net capital rules are changed or expanded, or if there is an unusually large charge against our net capital, operations that require the use of capital would be restricted. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our then present levels of business, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

thinkorswim has net capital requirements under CFTC and NFA regulations; however, because it is an introducing broker and its net capital requirements under the SEC rules are greater than its net capital requirements would be if it were only registered as an introducing broker, the SEC net capital rule governs our capital requirements on the futures side as well.

As a holding company, we access the earnings of our broker-dealer subsidiary through the receipt of dividends from that subsidiary.  Net capital requirements may limit our ability to access those earnings.

We are dependent on clearing agents, including Penson Financial Services, Inc., and any failures by them or difficulties in our relationships could materially harm our business.

Our securities broker-dealer business and our futures brokerage business is dependent on Penson and certain other clearing agents, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“ML”), for the clearing and orderly processing of our transactions and the holding of our customers accounts and securities and futures positions.  Our clearing agreements with Penson, ML, and our other clearing firms may be terminated by any of the parties upon prior written notice.  Breaches or termination of these agreements or the clearing firms’ agreements with their third-party suppliers and sources of financing could harm our securities broker-dealer business and our futures business.  Termination of our relationship with Penson, ML, or any of our other clearing firms could have a material adverse effect on our business.  We would have to enter into agreements with other clearing firms and there is no assurance we could enter into agreements on favorable or satisfactory terms. Moreover, we have agreed to indemnify and hold harmless our clearing firms from certain liabilities or claims, including claims arising from the transactions of our customers, and may incur significant costs as a result of customer losses.

Any negative changes in economic conditions, significant price increases, inflation or adverse events related to various industries, or the willingness of investors to trade could harm discretionary spending and have a material adverse effect.

We believe that the level of public interest in investing, particularly in the securities and option markets as well as electronic trading has significantly influenced the market for these products and services.  The securities markets have experienced substantial volatility in recent periods.  A sharp drop or sustained or gradual decline in securities prices or other developments in the securities markets typically could cause individual investors to be less inclined to invest in the securities markets, which would be likely to result in reduced interest in our investor educational products and services.

Laws and regulations can affect the operations of the education segment of our business and may limit our ability to operate in certain jurisdictions.

Federal, state and international laws and regulations impact our operations and may limit our ability to obtain authorization to operate in some states or countries.  Many federal, state and international governmental agencies assert authority to regulate providers of investment education programs.  Although we believe that we are currently in compliance with all such regulations, there can be no assurance that the federal, state or international regulatory structure will not change.  For example, if we were required to comply with, or found to be in violation of, a regulatory body’s current or future licensing or regulatory requirements, we could be subject to civil or criminal sanctions, including monetary penalties.  Additionally, we could be required to incur significant on-going expenses to comply with regulatory requirements or, conceivably, could be barred from providing investment education services in that jurisdiction.  If any of these things occur, it could have a material adverse effect on our business and results of operations and may cause our stock price to decline.

Our ability to offer courses may be affected by natural disaster, strikes and other unpredictable events.

Natural disasters, external labor disruptions and other adverse events may affect our ability to conduct our business, resulting in loss of revenue.  Severe blizzards or floods may reduce the ability of our course participants to travel to our courses.  These natural disasters may also disrupt the printing and transportation of the materials used in our direct mail campaigns.  Furthermore, postal strikes could occur in the countries where we operate which could delay and reduce delivery of our direct mail marketing materials.  Transportation strikes could also occur in the countries where we operate, adversely affecting course attendance.  The future occurrence of any of these events could have a material adverse effect on our business and results of operations and may cause our stock price to decline.

We may suffer losses if our reputation is harmed.

Our ability to attract and retain customers and employees may be adversely affected to the extent our reputation is damaged.  If we fail, or appear to fail, to deal with various issues that may give rise to reputational risk, we could harm our business prospects.  These issues include, but are not limited to, appropriately dealing with potential conflicts of interest, legal and regulatory requirements, ethical issues, money-laundering, privacy, record-keeping, marketing and sales practices, delivering products and services of high quality and the proper identification of the legal, credit, liquidity, and market risks inherent in our business.  Failure to appropriately address these issues could also give rise to additional legal risk to us, which could, in turn, increase the size and number of claims and damages asserted against us or subject us to regulatory enforcement actions, fines, and penalties.

Risks Related to our Common Stock and This Offering

The market price of our common stock is subject to significant fluctuations due to a number of factors that are beyond our control.

The market price of our common stock has experienced, and may continue to experience, substantial volatility. During the twelve-month period ended May 31, 2007, the sale prices of our common stock on the NASDAQ Global Market has ranged from a low of $6.99 to a high of $17.49 per share.  We expect our common stock to continue to be subject to fluctuations.  Factors that could cause fluctuation in the stock price may include, among other things:

•                  actual or anticipated variations in quarterly operating results;

•                  changes in our relationships with our strategic partners;

•                  acquisitions and the operating results of the businesses we acquire;

•                  the sale of shares of our common stock by our significant stockholders;

•                  announcements of technological advances by us or our competitors;

•                  conditions or trends in our industry, including demand for our products and services, technological advances and governmental regulations;

•                  litigation involving or affecting us;

•                  changes in financial estimates by us or by any securities analysts who might cover our stock; and

•                  additions or departures of our key personnel.

Broad market and industry factors could also adversely affect the market price of our common stock, regardless of our actual operating performance.  The realization of any of these risks and other factors beyond our control could cause the market price of our common stock to decline significantly.

If a large number of shares of our common stock is sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

We cannot predict what effect, if any, future issuances by us of our common stock will have on the market price of our common stock.  We issued approximately 19.1 million shares of our common stock in connection with our merger with thinkorswim.  In addition to the shares of common stock registered for resale under this prospectus, we are obligated to effect a shelf registration statement for approximately 3 million shares of common stock in the aggregate on or before February 15, 2008 and an additional approximately 3 million shares of common stock in the aggregate on or before February 15, 2009, for the benefit of Tom Sosnoff and Scott Sheridan; provided, that upon the termination of their employment for other than cause, death or disability, such registration statement for the terminating employee’s shares must be filed within thirty days of the terminating event.  The market price of our common stock could drop significantly if certain large holders of our common stock, or recipients of our common stock in connection with an acquisition, including thinkorswim, sell all or a significant portion of their shares of common stock or are perceived by the market as intending to sell these shares other than in an orderly manner.  In addition, these sales could impair our ability to raise capital through the sale of additional common stock in the capital markets.

Our ability to issue preferred stock could adversely affect the rights of holders of our common stock.

Our certificate of incorporation authorizes us to issue up to 1,000,000 shares of preferred stock in one or more series on terms that may be determined at the time of issuance by our Board of Directors. Accordingly, subject to any contractual limitation, we may issue shares of any series of preferred stock that would rank senior to the common stock as to voting or dividend rights or rights upon our liquidation, dissolution or winding up without the consent of the holders of common stock.

Certain provisions in our charter documents have anti-takeover effects.

Certain provisions of our certificate of incorporation and bylaws may have the effect of delaying, deferring or preventing a change in control of us.  Such provisions, including those limiting who may call special stockholders’ meetings, the possible issuance of our preferred stock without stockholder approval, and a classified Board of Directors with staggered three year terms, may make it more difficult for other persons, without the approval of our Board of Directors, to make a tender offer or otherwise acquire substantial amounts of our common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder’s best interest.

Because we have no plans to pay any dividends for the foreseeable future, investors must look solely to stock appreciation for a return on their investment in us.

We have never paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.  We currently intend to retain any future earnings to support our operations and growth.  Any payment of cash dividends in the future will be dependent on the amount of funds legally available, our earnings, financial condition, capital requirements and other factors that our Board of Directors may deem relevant.  Accordingly, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock being offered by the selling stockholders.

RECENT DEVELOPMENTS

On February 15, 2007, we completed our merger with thinkorswim, and in connection with the merger issued an aggregate of 19,104,752 shares of our common stock to the former equity holders of thinkorswim.  We are including in this prospectus, beginning on page F-1, thinkorswim’s audited financial statements as of December 31, 2006 and for the year ended December 31, 2006.  thinkorswim’s audited financial statements as of December 31, 2005 and for the two years ended December 31, 2005 can be found in our Current Report on Form 8-K, dated February 15, 2007, and are incorporated by reference in this prospectus.

Included below is pro forma financial information for the year ended December 31, 2006, and for the three months ended March 31, 2007, which reflect financial operating results as if the merger had taken place on January 1, 2006.

During the three months ended March 31, 2007, the Investor Education Group accessed over 40% of our sales transaction volume through co-marketing relationships.  NET, one of our co-marketing partners, has informed us that it is ceasing business in August 2007.  Our products and services were marketed at these events. NET represented approximately 15% of our pro forma consolidated sales transaction volume for our first quarter of 2007 (see the Investor Presentation in our Current Report on Form 8-K filed on June 5, 2007, which is incorporated herein, for a reconciliation of sales transaction volume to GAAP revenue).  While the elimination of NET’s business activities could have a material adverse effect on our financial performance in the short-term, management believes that the reduction of our variable costs associated with such events and the other cost saving initiatives we have taken and will take, including a reduction of the Investools Education Group staff by ten percent (10%), will enable us to maintain operating margins consistent with the first quarter of 2007.  There can be no assurance, however, that we will be successful in establishing new channels or reducing costs sufficiently to offset any losses due to the reduction of NET events.

                Jana Partners LLC (“Jana”), a hedge-fund manager, named Investools Inc. and thinkorswim as two of several defendants in a suit dated May 29, 2007 filed in New York State Supreme Court in Manhattan, New York.  The complaint alleges (i) that we breached a Memorandum of Understanding (“MOU”), (ii) that we breached a duty of good faith and fair dealing, (iii) that thinkorswim tortiously interfered with respect to a contract between Jana and Investools Inc., a prospective business advantage between Jana and Investools Inc. and business relations between Jana and Investools Inc., and (iv) that thinkorswim intentionally interfered with prospective contractual relations between Jana and Investools Inc.  Jana is asking for $72 million, $2 million of which is related to the breach of contract claim involving a $2 million structuring fee under the MOU.  We believe that we have good defenses to the alleged claims and intend to vigorously defend against this lawsuit.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On February 15, 2007, the merger (the “Merger”) of Atomic Acquisition Corp., a wholly-owned subsidiary of Investools Inc., with and into thinkorswim was completed pursuant to an Agreement and Plan of Merger dated September 18, 2006 (the “Merger Agreement”).  The unaudited pro forma condensed combined financial statements contained herein have been derived by combining Investools’ historical statements of operations with that of thinkorswim’s for the periods presented.  The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006, and for the three months ended March 31, 2007, give pro forma effect as if the transaction had occurred on January 1, 2006.  The historical combined financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Merger, (2) factually supportable, and (3) expected to have a continuing impact on the combined results.  Pro forma adjustments are based on preliminary estimates and assumptions.

The unaudited pro forma condensed combined financial information is provided for informational purposes only.  The pro forma information is not necessarily indicative of what our results of operations actually would have been had the acquisition been completed at the dates indicated.  In addition, the unaudited pro forma condensed combined financial information does not purport to project our future operating results.  The unaudited pro forma condensed combined financial information should be read in conjunction with our historical financial statements and related notes and the historical financial statements of thinkorswim, which are included or incorporated by reference in this prospectus.

The unaudited pro forma condensed combined financial statements were prepared using the purchase method of accounting in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations, with Investools as the acquiring entity. Under the purchase method of accounting, the total estimated purchase price is allocated to the net tangible and identifiable intangible assets of thinkorswim, based on their respective estimated fair values.  The unaudited pro forma condensed combined financial information has been prepared based on an analysis of fair values performed by certain valuation experts.  The fair values thus utilized are comparable to those used to initially record the Merger in the historical consolidated financial statements, and which are subject to change.  The unaudited pro forma condensed combined financial statements do not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities.

INVESTOOLS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

Year Ended December 31, 2006

(in thousands, except per share amounts)

	Investools	thinkorswim	Pro forma		Pro forma
	Inc.	Group, Inc.	adjustments		Combined
Revenue	$170,330	$61,910	$(595	)(e)	$231,645

Costs and expenses:
Cost of revenue	121,270	19,432	248	(d)
			(1,761	)(e)
			13,173	(f)	152,362
Selling expense	52,947	2,594	(595	)(e)	54,946
General and adminstrative expense	32,657	20,801	6,267	(c)
			4,164	(d)
			(795	)(e)
			833	(f)	63,927
Special charges	7,608	—	—		7,608
Total costs and expenses	214,482	42,827	21,534		278,843

Net income (loss) from operations	(44,152)	19,083	(22,129)		(47,198)

Other income (expense):
Gain on the sale of assets	11	—	—		11
Interest expense	—	—	(11,286	)(b)	(11,286)
Interest income and other, net	2,486	—	(2,486	)(g)
			(116	)(g)	(116)
Total other income (expense)	2,497	—	(13,888)		(11,391)

Income (loss) from continuing operations before taxes	(41,655)	19,083	(36,017)		(58,589)

Income tax expense (benefit)	(875)	7,654	(7,654	)(h)	(875)

Income (loss) from continuing operations	$(40,780)	$11,429	$(28,363)		$(57,714)

Loss from continuing operations per common share - basic and diluted	$(0.91)				$(0.90)

Basic and diluted weighted average shares outstanding	45,042		19,105	(a)	64,147

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

INVESTOOLS INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

Three Months Ended March 31, 2007

(in thousands, except per share amounts)

		thinkorswim
	Investools	Group, Inc.
	Inc.	Jan 1, 2007 to	Pro forma		Pro forma
	Consolidated	Feb 15, 2007	adjustments		Combined

Revenue	$54,857	$10,386	(269	)(e)	$64,974

Costs and expenses:
Cost of revenue	32,083	9,605	31	(d)
			(6,510	)(e)
			1,745	(f)	36,954
Selling expense	19,204	520	(269	)(e)	19,455
General and adminstrative expense	22,438	5,983	784	(c)
			516	(d)
			(3,306	)(e)
			104	(f)	26,519
Special charges	127	—	—		127
Total costs and expenses	73,852	16,108	(6,905)		83,055

Net income (loss) from operations	(18,995)	(5,722)	6,636		(18,081)

Other income (expense):
Interest expense	(1,468)	(5)	(1,122	)(b)	(2,595)
Interest income and other	651	90	(581	)(g)	160
Total other income (expense)	(817)	85	(1,703)		(2,435)

Income (loss) before income taxes	(19,812)	(5,637)	4,933		(20,516)

Income tax expense (benefit)	33	(2,173)	2,173	(h)	33

Net income (loss)	$(19,845)	$(3,464)	$2,760		$(20,549)

Loss from continuing operations per common share - basic and diluted	$(0.36)				$(0.32)

Basic and diluted weighted average shares outstanding	55,444		9,553	(a)	64,997

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Pro Forma Adjustments

The footnotes below describe adjustments reflected in the accompanying unaudited pro forma condensed combined statements of operations for the year ended December 31, 2006 and for the three months ended March 31, 2007.  For the three months ended March 31, 2007, the unaudited pro forma condensed combined statements of operations reflect the combination of (1) the unaudited historical condensed consolidated operating results of Investools Inc. for the first quarter of 2007, which include the unaudited historical condensed consolidated operating results for thinkorswim Group Inc. since the Merger took place on February 15, 2007, as reflected in the Company’s Form 10-Q for the quarter ended March 31, 2007, with (2) the unaudited historical condensed consolidated operating results of thinkorswim Group, Inc. from January 1, 2007 up to the time the Merger took place.  Accordingly, pro forma adjustments for the three months ended March 31, 2007 reflect only the incremental difference between amounts for Merger-related transactions already included in the historical condensed consolidated financial statements reflected in the Company’s Form 10-Q, and amounts for the same transactions that would have been reflected throughout the quarter had the Merger occurred on January 1, 2006.

(a)          To adjust the amount of basic and diluted weighted average shares outstanding in order to reflect the issuance of 19.1 million shares of Investools common stock as partial consideration for the purchase, as if the shares had been issued on January 1, 2006.

(b)         To reflect the increase in interest expense resulting from the issuance of debt to finance part of the cash portion of the purchase price.  The interest rate on new debt of $125 million is 7.6 percent for the term A facility, and 8.6 percent for the term B facility.  However, these rates were estimated for the periods presented, and are subject to change. A change of 1% in the interest rate would result in a change in both interest expense and net loss for the three months ended March 31, 2007, and the year ended December 31, 2006, of $0.3 million and $1.2 million, respectively.  Also included in interest expense is the amortization of prepaid debt issue costs of $4.5 million, amortized over the life of the loan using the effective interest method. The Credit Agreement requires that the Company enter into, and for a period of not less than three years, beginning March 30, 2007, maintain in effect, one or more hedging agreements, the effect of which is to fix or cap the interest rates applicable to at least 50% of the loan amount. Accordingly, as of March 30, 2007, the Company entered into an interest rate swap in the amount of $62.5 million at a fixed rate of 4.955% plus the applicable margin for a period of four years. The pro forma financial statements do not reflect any adjustments to market value for the hedging agreement.

(c)          To reflect the amount of $6.7 million annually in retention bonuses, most of which is expensed, and which Investools has agreed to pay each year to a group of thinkorswim employees.  The bonuses are to be paid over a period of three years from the date of the Merger.

(d)         To reflect the additional share-based compensation expense related to unvested stock options for the purchase of 2.3 million shares of Investools common stock granted to employees and consultants of thinkorswim.  The options were valued using the Black-Scholes option pricing model.  Variables for employee options assumed were a volatility factor of 55 percent, a risk-free interest factor of 4.7 percent, and an expected life of 6.3 years.  Variables for consultant options assumed were a volatility factor of 55 percent, a risk-free interest factor of 4.7 percent, and an expected life of 10 years.  The fair market value per common share used ($15.69) is the closing stock price on the actual date of closing, February 15, 2007. The exercise price for half the options equaled this fair market value, and the other half was 150 percent of the fair market value, both as specified in the Merger Agreement.  The total value of the employee options is being amortized on a straight-line basis over a four-year vesting period. The value of the consultant options are being recognized in accordance with EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”).

(e)          To reverse certain non-recurring charges, including change-in-control bonuses, transaction costs, and certain stock-based compensation, incurred by thinkorswim directly relating to and affected by the transaction that have been excluded from these pro forma financial statements.  Such amounts were approximately $9.8 million for the three months ended March 31, 2007, and approximately $2.6 million for the year ended December 31, 2006.  Also to eliminate pre-Merger revenue and expense related to the September 2006 intercompany marketing agreement, which Investools originally recorded as additional revenue, and which thinkorswim originally recorded as selling expense.  The intercompany revenue and expense amounts recorded after the Merger were already eliminated in consolidation.

(f)            To reflect the increase in amortization expense due to the amortization of those preliminarily determined identifiable assets which have definite lives, i.e., covenants-not-to-compete, core technology and customer relationships.  The covenants-not-to-compete and core technology are preliminarily estimated to be amortized using the straight-line method over periods of 3 to 7 years.  The customer relationships are preliminarily estimated to be amortized over a period of 14 years, using an accelerated method based on the estimated undiscounted cash flows associated with the customers.

(g)         To eliminate net interest income previously earned on marketable securities, and unrealized losses included in accumulated other comprehensive loss recorded on Investools’ balance sheet as of the beginning of the pro forma period. The securities were presumed to be liquidated by the time the transaction was closed in order to pay a portion of the cash consideration to thinkorswim shareholders.

(h)         To eliminate thinkorswim’s provision for income taxes due to the effect of the pro forma adjustments on the operating results of the combined companies.  The net effect of the Merger  transactions on the combined pro forma provision for income taxes would be offset by adjustments to the combined companies’ valuation allowance for both periods.

Pro Forma Net Loss Per Share

The net loss and shares used in computing the net loss per share for the year ended December 31, 2006 and three months ended March 31, 2007 are based on Investools’ historical weighted average common shares outstanding during the respective periods. The effect of the additional shares of

Investools common stock assumed issued as part of the Merger transaction has been included for purposes of presenting pro forma net loss per share. However, the effect of any common stock issuable upon the exercise of Investools’ stock options has been excluded from the historical and pro forma computation of net loss per share as the effect would be anti-dilutive.  Accordingly, both basic and diluted pro forma loss per common share reflect the same calculation

SELLING STOCKHOLDERS

The selling stockholders are former securityholders of thinkorswim and received the shares being offered by this prospectus in connection with our merger with thinkorswim on February 15, 2007.  Prior to the merger, certain of the selling stockholders served as directors, officers and/or employees of thinkorswim, with Tom Sosnoff serving as Chief Executive Officer, Scott Sheridan serving as President, Kristine Ross serving as Chief Financial Officer, and Joel Blom serving as Chief Operating Officer.  Certain of the selling stockholders, as noted in the table below, have remained officers and employees of thinkorswim.   Mr. Sosnoff and Mr. Sheridan also have served as members of our Board of Directors since the merger with thinkorswim on February 15, 2007.  Except as set forth in the table below, the selling stockholders have not otherwise held any position or office or had any other material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our common stock.

We are registering the shares pursuant to our obligations under a stockholders’ agreement with the selling stockholders.  We have agreed to keep the registration statement of which this prospectus constitutes a part effective until the earlier of February 15, 2010 or the date on which all of the securities being offered by the selling stockholders under this prospectus have been sold.

The following table sets forth information as of June 12, 2007, regarding beneficial ownership of our common stock by those stockholders who may use this prospectus as a selling stockholder.  We have prepared the following table based on information given to us by, or on behalf of, the selling stockholders on or before that date.  We have not independently verified this information.  Information about the selling stockholders may change over time.  The term “Selling Stockholders” includes the Selling Stockholders listed below and their pledgees, assignees, transferees, donees and successors-in-interest.  We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be offered and sold to identify such pledgees, assignees, transferees, donees and successors-in-interest.  The registration of these shares does not necessarily mean that the selling stockholders will sell all or any of the shares. For purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

	Shares of Common Stock Beneficially Owned Prior to the Offering(1)		Number of Shares	Shares of Common Stock Beneficially Owned After the Offering(1)
Name of Selling Stockholder	Number	Percent	Being Offered	Number	Percent
Tom Sosnoff Living Trust(2)	4,412,760	6.7%	7,220	4,405,540	6.7%
Scott D. Sheridan(3)	4,412,760	6.7%	7,220	4,405,540	6.7%
TCV V, L.P. and its related entities(4)	4,349,956	6.6%	4,349,956	0	*
Dacota Investment Holdings, L.L.P.(5)	2,575,045	3.9%	2,575,045	0	*
O2-e Limited(6)	531,400	*	531,400	0	*
Linwood Ma(7)	515,345	*	515,345	0	*
Whiteside Associates Limited Partnership(8)	477,197	*	477,197	0	*
Joel Blom(9)	464,286	*	464,286	0	*
Robert Stapleton(7)	449,846	*	449,846	0	*
Timothy Mullen(10)	312,087	*	312,087	0	*
Thomas Preston(7)	222,865	*	222,865	0	*
Donald Roberts(11)	115,848	*	115,848	0	*
Paul Dunbar(7)	69,643	*	69,643	0	*
Kristine Ross(12)	48,325	*	48,325	0	*
Jeremy Weiss(7)	44,567	*	44,567	0	*
Aric Forsythe(13)	33,425	*	33,425	0	*
Jeffrey Katz(7)	27,869	*	27,869	0	*
Kevin Siemiawski(7)	27,869	*	27,869	0	*
Jamie Fleischmann(13)	8,349	*	8,349	0	*
Jon Rogoff(13)	7,310	*	7,310	0	*

*                    Less than 1%

(1)             Based on 65,547,546 shares of common stock outstanding as of June 12, 2007.  Beneficial ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2)             Tom Sosnoff is the trustee and has sole voting discretion and investment control over the securities held by the Tom Sosnoff Living Trust.  Includes 1,000 shares that Mr. Sosnoff owns individually, which shares are not being offered in this prospectus.  Mr. Sosnoff is President of thinkorswim and serves as a member of our Board of Directors and as a member of the Board of Directors of thinkorswim and its subsidiaries.  The selling stockholder is an affiliate of thinkorswim, a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(3)             Includes 24,857 shares held by Scott Sheridan, Beth Kurensky and Marc Sheridan as co-trustees of the Scott Sheridan Trust u/a/d 2/15/96, none of which are being offered pursuant to this prospectus.  The 7,220 shares offered hereunder are held by Mr. Sheridan individually.  Mr. Sheridan is Executive Vice President of thinkorswim and serves as a member of our Board of Directors and as a member of the Board of Directors of thinkorswim and its subsidiaries.  The selling stockholder is an affiliate of thinkorswim, a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(4)             Consists of 4,269,303 shares of common stock held by TCV V, L.P. and 80,653 shares of common stock held by TCV Member Fund, L.P.  The sole General Partner of TCV V, L.P. and a General Partner of TCV Member Fund, L.P. is Technology Crossover Management V, L.L.C. (“TCM V”).  The investment activities of TCM V are managed by Jay C. Hoag, Richard H. Kimball, John L. Drew, Jon Q. Reynolds, Jr., Henry J. Feinberg and William J.G. Griffith IV (collectively, the “TCM Members”) who share voting and dispositive power with respect to the shares beneficially owned by the TCV V, L.P. and TCV Member Fund, L.P. (collectively the “TCV Funds”).  TCM V and the TCV Members disclaim beneficial ownership of such shares except to the extent of their individual pecuniary interest therein.  The address of TCM V, the TCV Funds and the TCM Members is 528 Ramona Street, Palo Alto, CA 94301.  Henry Feinberg, a TCM Member, served as a director of thinkorswim from May 26, 2004 until February 15, 2007.

(5)             The Domer Family Revocable Trust is the general partner of Dacota Investment Holdings, L.L.P and Michael A. Domer and Peggy J. Domer are co-trustees of the Domer Family Revocable Trust and they share voting and investment control over the shares held by Dacota Investment Holdings, L.L.P.

(6)             O2-e Limited is a subsidiary of National Australia Bank Limited, a publicly-held company.  The selling stockholder is an affiliate of a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(7)             Current employee of thinkorswim or one of its subsidiaries.

(8)             Joseph J. Whiteside, as attorney-in-fact, has sole voting discretion and investment control over the shares held by Whiteside Associates Limited Partnership.

(9)             Joel Blom serves as Chief Operating Officer of thinkorswim.  The selling stockholder is an affiliate of thinkorswim, a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(10)       Former director of thinkorswim, who resigned as of February 15, 2007.

(11)       Donald Roberts serves as Chief Compliance Officer of thinkorswim.  The selling stockholder is an affiliate of thinkorswim, a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(12)       Kristine Ross serves as Chief Financial Officer of thinkorswim.  The selling stockholder is an affiliate of thinkorswim, a registered broker-dealer.  See Plan of Distribution for additional disclosure.

(13)       Former employee of thinkorswim.

PLAN OF DISTRIBUTION

The selling stockholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These sales may be at fixed or negotiated prices.  Subject to contractual limitations, the selling stockholders may use any one or more of the following methods when selling shares:

•                                          ordinary brokerage transactions in which the broker-dealer solicits purchasers;

•                                          one or more block transactions, including transactions in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker-dealer acts as agent on both sides of the trade;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales or transactions to cover short sales relating to shares;

•                                          broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; and

•                                          any other method permitted pursuant to applicable law.

The selling stockholders also may sell shares under Rule 144 of the Securities Act if available, rather than under this prospectus.

thinkorswim will not be conducting sales of our common stock for the selling stockholders.  Accordingly, all shares of the stock sold through broker-dealers will be conducted through independent broker-dealers selected by the selling stockholders.

In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.  Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholders and/or purchasers of the common stock for whom the broker-dealers may act as agent, or to whom they may sell as principal, or both.  Neither we nor the selling stockholders can presently estimate the amount of compensation that any broker-dealer or agent will receive.  The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions, and will be in amounts negotiated in connection with transactions involving shares, however, the maximum commission or discount to be received by any NASD member or independent broker-dealer will not be greater than eight (8) percent for the sale of any securities being registered hereunder.

The selling stockholders also may from time to time loan or pledge shares, and if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the pledged shares under this prospectus, or under a supplement to this prospectus, by amending the list of the selling stockholders to include the pledge, transferee or other successor in interest as a selling stockholder under this prospectus, if necessary.  The selling stockholders also may donate or transfer the shares in other circumstances, in which case the donees, transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus, and in such event, if applicable, we will file a prospectus supplement to identify any such successor as a selling stockholder.

The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling stockholders may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals.  The selling stockholders may sell their shares at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

The selling stockholders and any brokers, dealers, or agents that participate in selling the shares may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.  In such event, any compensation received by such broker, dealer or agent and any profits realized by the selling stockholders may be deemed to be underwriting discounts and commissions under the Securities Act.  Because a selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, such selling stockholder will be subject to the prospectus delivery requirements of that act.  Selling stockholders who are affiliates of registered broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act if such selling stockholder (i) did not acquire the shares of common stock in the ordinary course of business or (ii) had any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock.  Based upon information we received from the selling stockholders, (i) each selling stockholder that is affiliated with a registered broker-dealer acquired the shares of common stock in the ordinary course of business and (ii) such selling stockholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares of common stock at the time of acquisition.  We are not aware of any underwriting plan or agreement, underwriters or dealers’ compensation, or passive market making or stabilizing transactions involving the purchase or distribution of these securities.

The selling stockholders and any other person participating in a distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including without limitation, Regulation M which may limit the timing of purchases and sales of shares of common stock by the selling stockholders and any other person participating in the distribution.  These restrictions may affect the marketability of such shares.

In connection with our merger with thinkorswim, we entered into a stockholders’ agreement with the selling stockholders.  Pursuant to the stockholders’ agreement, we are required to effect a registration statement covering the shares of our common stock issued to the securityholders of thinkorswim in the transaction, other than shares of common stock beneficially held by each of Tom Sosnoff and Scott Sheridan, on or before August 15, 2007, except for 7,220 shares of common stock beneficially held by each of Messrs. Sosnoff and Sheridan, which are being offered in this prospectus.

We are required by the stockholders’ agreement to file any amendments and supplements to this prospectus and the registration statement of which this prospects is a part as may be necessary to keep the registration statement effective until the earlier of February 15, 2010 or the date all of the securities offered hereunder are sold.  The selling stockholders are not permitted to transfer their shares under this prospectus until August 15, 2007.

We will pay all of the expenses incident to the registration, offering, and sale of the shares for the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify the selling shareholders against specified liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the common stock offered under this prospectus will be passed upon for us by Sugar, Friedberg & Felsenthal LLP, Chicago, Illinois.

EXPERTS

The consolidated financial statements and schedule of Investools Inc. and subsidiaries as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that Investools Inc. did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that Investools Inc.’s information systems and processes associated with accounting for revenue were inadequate to appropriately identify specific customer transactions and facilitate the recognition of revenue in accordance with generally accepted accounting principles.

The audited historical consolidated financial statements of thinkorswim Group, Inc. as of and for the year ended December 31, 2006 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The audited historical consolidated financial statements of thinkorswim Group, Inc. as of December 31, 2005, 2004 and 2003 and for each of the three years in the period ended December 31, 2005 included in Exhibit 99.2 of Investools, Inc.’s Current Report on Form 8-K dated February 15, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act, with respect to the shares offered hereby.  This prospectus is part of the registration statement.  This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto, to which reference is hereby made for further information.  This prospectus does not contain all the information included in a registration statement because we have omitted parts of the registration statement as permitted by the SEC’s rules and regulations.  For further information about us, you should refer to the registration statement. Statements contained in this prospectus as to any contract, agreement or other document referred to are not necessarily complete.  Where the contract or other document is an exhibit to the registration statement, each statement is qualified by the provisions of that exhibit.

We are a reporting company and also file annual, quarterly and current reports, proxy statements and other information with the SEC.  You may read and copy all or any portion of the registration statement or any reports, proxy statements, or other information that we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  You can request copies of these documents by writing to the SEC and paying a fee for the copying cost.  Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms.  In addition, our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.  Additionally, we make these filings available, free of charge, on our website at www.investools.com as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC.  The information on our website, other than the filings incorporated by reference in this prospectus, is not, and should not be, considered part of this prospectus, is not incorporated by reference into this document, and should not be relied upon in connection with making any investment decision with respect to our common stock.

The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents.  The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.  We incorporate by reference the documents listed below (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K) and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (other than those furnished pursuant to Item 2.02 or Item 7.01 on Form 8-K) after the date of this prospectus and prior to the termination of this offering:

•                  Annual Report on Form 10-K for the year ended December 31, 2006;

•                  Quarterly Report on Form 10-Q for the quarter ended March 31, 2007;

•                  Our Current Reports on 8-K filed with the SEC on January 17, 2007, February 22, 2007, February 28, 2007, March 9, 2007, May 7, 2007, June 5, 2007, and August 3, 2007; and

•                  The description of our common stock contained in the registration statement on Form 8-A filed with the SEC on May 22, 2006 pursuant to Section 12(g) of the Exchange Act, together with all amendments or reports filed for the purpose of updating such description.

We will provide to each person to whom a prospectus is delivered, including any beneficial owner, a copy of all the information that has been incorporated by reference in this prospectus but not delivered with this prospectus at no cost, upon written or oral request at the following address or telephone number:

Investools Inc.

Attn: Ida K. Kane

13947 South Minuteman Drive

Draper, Utah 84020

(801) 816-6918

ida.kane@investools.com

thinkorswim Group, Inc.

Index

December 31, 2006

Report of Independent Auditors

To the Board of Directors and Stockholders of
thinkorswim Group, Inc.:

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of income, of changes in stockholders’ equity and of cash flows present fairly, in all material respects, the financial position of thinkorswim Group, Inc. and its subsidiaries (collectively, the “Company”) at December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Chicago, Illinois
March 5, 2007

thinkorswim Group, Inc.

Consolidated Statement of Financial Condition

December 31, 2006

ASSETS

Cash and cash equivalents	$17,384,271
Receivable from clearing brokers	10,787,364
Investment securities	14,251,837
Securities owned, at market value	111,133
Software and website development, at cost net of accumulated amortization of $3,394,055	3,023,864
Furniture, equipment and leasehold improvements, at cost net of accumulated depreciation and amortization of $659,151	1,967,399
Goodwill and other intangible assets, at cost net of accumulated amortization of $376,406	1,442,985
Deferred tax asset, net	4,121,928
Prepaid expenses, accounts receivable and other assets	2,388,346

Total assets	$55,479,127

LIABILITIES AND STOCKHOLDERS' EQUITY

Accrued compensation and related benefits	$261,455
Securities sold, not yet purchased, at market value	2,154,053
Accounts payable and accrued expenses	2,184,134
Other liabilities	1,244,736
Income taxes payable	175,284

Total liabilities	6,019,662

Convertible preferred stock, $0.001 par value, 238,068 shares authorized issued and outstanding	238
Common stock, $0.001 par value, 1,372,213 shares authorized, 754,106 shares issued and outstanding	753
Additional paid-in capital	34,185,930
Retained earnings	15,833,236
Treasury stock, at cost (12,991 shares)	(560,692)

Total stockholders' equity	49,459,465

Total liabilities and stockholders' equity	$55,479,127

The accompanying notes are an integral part of these consolidated financial statements.

thinkorswim Group, Inc.

Consolidated Statement of Income

For the Year Ended December 31, 2006

Revenues
Commissions	$39,761,753
Interest and dividends	10,767,526
Other brokerage related revenue	6,276,381
Software and maintenance fees	3,323,358
Management and subscription fees	975,599
Other	805,613
Total revenues	61,910,230
Expenses
Employee compensation and benefits	10,540,983
Clearing, brokerage and other related fees	17,728,295
Technology, communications and market data	4,507,818
Advertising and promotion	2,593,919
Depreciation and amortization	2,174,459
Professional legal fees and settlement	909,327
Occupancy	780,287
Other	3,591,901
Total expenses	42,826,989

Income before provision for income taxes	19,083,241

Provision for income taxes	(7,654,271)

Net income	$11,428,970

The accompanying notes are an integral part of these consolidated financial statements.

thinkorswim Group, Inc.

Consolidated Statement of Changes in Stockholders’ Equity

For the Year Ended December 31, 2006

	Capital Stock						Additional		Total
	Preferred		Common		Treasury		Paid—in	Retained	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Earnings	Equity

Balance, December 31, 2005	238,068	$238	749,914	$749	11,585	$(500,009)	$32,363,128	$4,404,266	$36,268,372
Net income	—	—	—	—	—	—	—	11,428,970	11,428,970
Treasury stock purchase	—	—	—	—	1,406	(60,683)	—	—	(60,683)
Stock options (see Note 7)	—	—	—	—	—	—	1,761,064	—	1,761,064
Stock transactions (see Note 7)	—	—	4,192	4	—	—	61,738	—	61,742
Balance, December 31, 2006	238,068	$238	754,106	$753	12,991	$(560,692)	$34,185,930	$15,833,236	$49,459,465

The accompanying notes are an integral part of these consolidated financial statements.

thinkorswim Group, Inc.

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2006

Cash flows from operating activities
Net income	$11,428,970
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,174,459
Stock option expense	1,761,064
Deferred income taxes	(945,218)
(Increase)/decrease in operating assets
Receivable from clearing brokers	(7,163,868)
Securities owned	124,385
Income taxes receivable	53,483
Prepaid expenses, accounts receivable and other assets	(872,053)
Increase in operating liabilities
Accrued compensation and related benefits	156,552
Securities sold, not yet purchased	1,946,885
Accounts payable and accrued expenses	492,873
Other liabilities	94,560
Income taxes payable	175,284
Net cash provided by operating activities	9,427,376
Cash flows from financing activities
Purchase of treasury stock	(60,683)
Stock options exercised	42
Tax benefit from stock options exercised	61,700
Net cash provided by financing activities	1,059
Cash flows from investing activities
Investment in debt instruments and other	(2,261,237)
Disposal of furniture, equipment and leasehold improvements	137,845
Purchase of furniture, equipment and leasehold improvements	(1,627,189)
Website development costs	(1,735,891)
Purchase of software	(207,786)
Net cash used in investing activities	(5,694,258)
Net increase in cash and cash equivalents	3,734,177
Cash and cash equivalents
Beginning of year	13,650,094
End of year	$17,384,271
Supplemental disclosure of cash flow information
Cash paid for interest	$—
Cash paid for income taxes	$8,303,150

The accompanying notes are an integral part of these consolidated financial statements.

thinkorswim Group, Inc.

Notes to Consolidated Financial Statements

December 31, 2006

1.        Nature of Operations

Organization and Basis of Presentation

These consolidated financial statements include thinkorswim Group, Inc. (“Group”) and its wholly owned subsidiaries, thinkorswim, Inc. (“Inc.”), thinkorswim Technologies, Inc. (“Tech”), thinkorswim Advisors, Inc. (“Advisors”), TOS Services, Inc. and TOS Red, Inc. (collectively, the “Company”).  Inc. is the primary operating subsidiary and is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (“SEC”), National Association of Securities Dealers, Inc. and the National Futures Association.  Inc. is in the business of providing brokerage services for index and equity options and the related equity securities to retail and institutional customers, primarily through online systems.  In addition, Inc. provides its clients with news, quotes, charts and other tools.  Pursuant to a clearing agreement between Inc. and its primary clearing broker, Penson Financial Services, all securities transactions are cleared on a fully disclosed basis.  Advisors is registered with the SEC as an investment adviser and offers a wide variety of investment advisory services to individual and institutional clients.  In addition, Tech developed and TOS Services maintains an electronic institutional trading platform which is utilized by Inc. and one other unaffiliated broker-dealer.

On December 1, 2005, the Company acquired certain fixed assets, software and customer relationships on behalf of Tech.  The fixed purchase price was $2,000,000, of which $1,625,000 was paid and $375,000 is included in other liabilities and is payable on the second anniversary of the transaction.  In addition, the agreement provides for additional consideration of up to $1,250,000, subject to certain conditions being met.  The Company has recorded $75,000, $500,000 and $1,425,000 related to fixed assets, software and customer relationships, respectively.

On March 27, 2006, Inc. entered into a marketing agreement.  Under this marketing agreement, a new division of Inc. was created for the primary purpose of allowing an independent contractor to market Inc.’s institutional services to new customers.  Under this agreement, Inc. and the direct contractor will share net income and net losses of the division on a 50/50 basis.  In connection with this agreement, the independent contractor loaned Inc. $500,000, which is included in other liabilities on the consolidated statement of financial condition.  The corresponding cash is restricted for use by the division and repayment terms are dependent upon profitability of the division.

2.         Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the Company’s financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of Group and its wholly-owned subsidiaries.  All material intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

Cash and cash equivalents includes cash, money market funds and highly liquid securities with original maturities at the date of purchase of three months or less.  The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these investments.  Included in cash and cash equivalents at December 31, 2006 are investments in an overnight repurchase agreement and commercial paper with balances of $300,000 and $1,531,333, respectively.

Receivable from Clearing Broker

Receivable from clearing broker consists of cash deposits and receivables from revenues earned, net of expenses incurred, from customer transactions conducted through the clearing broker.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at market value and recorded on a trade date basis. The Company does not actively trade securities for its own benefit.  Equities and options included in securities owned and securities sold, not yet purchased, result from trade corrections.

Estimated Fair Value of Financial Instruments

Market value of securities owned and securities sold, not yet purchased, is determined using market quotations.  Management estimates the aggregate fair value of other financial instruments recognized on the consolidated statement of financial condition (including receivables, payables and accrued expenses) approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Software and Website Development

Software and website development costs provided by third parties are stated at cost, net of accumulated amortization, and are being amortized on a straight-line basis over a three-year useful life.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost and are depreciated on an accelerated basis over the estimated useful lives of the related assets ranging from five to seven years.  Leasehold improvements are amortized on a straight-line basis over the lesser of the useful life of the improvement or the term of the lease.

Goodwill and Other Intangible Assets

Intangible assets relate to cash paid for a customer list acquired during 2004 for $289,345 and customer relationships acquired during 2005 for $1,425,000.  The customer list and customer relationships are being amortized on a straight-line basis over their expected useful lives of three and 8.33 years, respectively.  Total amortization expense related to intangible assets for the year ended December 31, 2006 was $267,499.  Goodwill consists of $105,046 resultant from the acquisition of certain assets in 2005, and is carried at cost adjusted for any other than temporary impairment.  In management’s opinion, no impairment exists as of December 31, 2006.

Income Taxes

Group and its subsidiaries file a consolidated U.S. federal income tax return.  The Company uses the asset and liability method required by Statement of Financial Accounting Standards (“SFAS”) No. 109, Accounting for Income Taxes to provide income taxes on all transactions recorded in the consolidated financial statements.  This requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes.  Accordingly, a deferred tax liability or asset for each temporary difference is determined based on the tax rates the Company expects to be in effect when the underlying items of income and expense are to be realized.  The Company’s expense for income taxes includes the current and deferred portions of that expense.

Recognition of Revenues and Expenses

Commissions revenues and clearing, brokerage and other related fees are recorded on a trade date basis.  Management fees are typically asset based and are recorded when earned.  Subscription fees are recognized ratably over the associated subscription period.  Interest income is recorded when earned.

Software and Maintenance Fees

Software and maintenance fees consist of amounts earned by the Company related to software developed and maintained by the Company and licensed to third parties.  Software revenue represents payments or payment commitments received by the Company to fund its software development costs.  Maintenance revenue is recognized over the life of the maintenance period.

Stock Options

Effective January 1, 2006, the Company accounts for stock-based compensation in accordance with the fair value method prescribed by SFAS No. 123(R), “Share-Based Payment” a revision to SFAS No. 123 “Accounting for Stock Based Compensation.”  Under this method, compensation expense is recognized over the relevant service period based on the fair value of stock options.  The Company uses the Black-Scholes valuation model to estimate the fair value of stock options at the time of each grant.  Stock options are recorded as expense with an offsetting credit to stockholders’ equity in accordance with SFAS No. 123(R) over the corresponding service period.  The adoption of SFAS No. 123(R) did not have a material impact on the results of operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

3.         New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 requires that management determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements.  The Company expects to adopt the provisions of FIN 48 beginning in the first quarter of 2007.  Adoption of FIN 48 is not expected to have any material effect on the Company’s consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants.  SFAS 157 requires that a fair value measurement technique include an adjustment for risks inherent in a particular valuation technique (such as a pricing model) and/or the risk inherent in the inputs to the model, if market participants would also include such an adjustment.  In addition, SFAS 157 prohibits the recognition of “block discounts” for large holdings of unrestricted financial instruments where quoted prices are readily regularly available in an active market.  The provisions of SFAS 157 are to be applied prospectively, except for changes in fair value measurements that result from the initial application of SFAS 157 to existing derivative financial instruments measured under EITF Issue No. 02-3, existing hybrid instruments measured at fair value, and block discounts, which are to be recorded as an adjustment to opening retained earnings in the year of adoption. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS 157 will not have any impact on the Company’s consolidated results of operations or financial position.

4.        Securities Owned, Securities Sold, Not Yet Purchased and Investment Securities

Securities owned and securities sold, not yet purchased, are composed of the following at December 31, 2006:

		Securities
	Securities	Sold, Not Yet
	Owned	Purchased
Options	$41,240	$62,747
Equities and other	69,893	2,091,306
	$111,133	$2,154,053

Investment securities comprise $13,250,000 of municipal obligations and $1,001,837 investment in a fund.

5.                        Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consisted of the following at December 31, 2006:

Computer hardware	$1,794,181
Leasehold improvements	547,635
Furniture and fixtures	284,734
Less: accumulated depreciation and amortization	(659,151)
$1,967,399

6.                        Software and Website Development

The Company has capitalized the following software and website development costs at December 31, 2006:

Computer software	$1,399,191
Website and software development	5,018,728
Less: accumulated amortization	(3,394,055)
$3,023,864

7.        Stock Based Compensation

Effective January 1, 2006, the Company accounts for stock options under SFAS No. 123(R).  Prior to January 1, 2006, the Company accounted for stock options under SFAS No. 123.  SFAS  No. 123(R) and SFAS No. 123 each require stock based compensation awards, including stock options, to be accounted for at fair value.  The difference between fair value and the stock option exercise price at date of grant is recognized as compensation expense over the required service period.  There was no compensation expense recorded during the year ended December 31, 2006 related to employee option awards as all compensation expense has previously been recognized.

The following table presents a summary of the Company’s employee/director option activity:

	Number of Options	Weighted- average exercise price
Outstanding, January 1, 2006	145,574	$2.21
Granted
Exercised	(4,192)	0.01
Canceled	—	—
Outstanding, December 31, 2006	141,382	$2.28
Exercisable, December 31, 2006	141,382	$2.28

The employee/director options outstanding as of December 31, 2006 have a weighted-average remaining contractual life of 6.14 years and had a weighted average grant date fair value of $19.56 per option.

The following table represents the Company’s weighted-average grant date fair values for the employee stock options granted and the assumptions used to value the stock options under a Black-Scholes valuation model:

Weighted-average grant date fair value per option	$19.56

Weighted-average annualized stock option valuation assumptions
Risk-free interest rate	4.91%
Expected dividend yield	—
Expected common stock price volatility	40.00%

Weighted-average expected life of stock options per employee option (in years)	6.14

During 2006, employee stock options related to 4,192 shares were exercised at an aggregate exercise price of $42.  Of the 4,192 shares, the Company repurchased 1,406 shares into treasury at $43.16 per share.  The Company believes that the treasury shares were purchased at fair value.

At December 31, 2006, the Company also had 176,110 options issued to service providers that were exercisable at a weighted average exercise price of $0.01 and have a weighted-average remaining contractual life of 15.17 years.  During the year ended December 31, 2006, the Company and a service provider mutually agreed to modify a previous option award related to 38,993 shares.  This modification replaced the option award with an $8.3 million contingent cash bonus, payable only upon closing of a change in control event.  Based on guidance related to accounting for modifications contained in SFAS 123(R) and the nature of the contingent cash bonus, the Company continued to account for this arrangement under the original terms, until the point at which the contingent cash bonus was deemed probable (i.e., closing of a change in control event).  Therefore, during the year ended December 31, 2006, the Company recognized expense of $1,761,064, based on the original terms of this service provider award.  (See note 13)

8.                          Convertible Preferred Stock

Series A Convertible Preferred shares have voting rights equal to common shares, while Series B Convertible Preferred shares are non-voting.  Series A Convertible Preferred shares and Series B Convertible Preferred shares are convertible at the option of the holder at any time into shares of common stock.  At December 31, 2006, holders of Series A Convertible Preferred shares and Series B Convertible Preferred shares would receive 1.168 and 1.0 shares of common stock, respectively, if converted.  Series A Convertible Preferred shares and Series B Convertible Preferred shares also have preference upon liquidation of $26.0416 per share and $125.6928 per share, respectively.  Series B Convertible Preferred shares’ liquidation preference supersedes that of Series A Convertible Preferred shares.  As of December 31, 2006, 59,060 shares of Series A Convertible Preferred stock and 179,008 shares of Series B Convertible Preferred stock were authorized.  Series A Convertible Preferred stock and Series B Convertible Preferred stock had 59,060 and 179,008 shares issued and outstanding, respectively, as of December 31, 2006.

9.              Income Taxes

Income tax expense for the twelve month period ended December 31, 2006 consists of:

Current
U.S. Federal	$7,051,868
State	1,547,621

Total Current	8,599,489

Deferred
U.S. Federal	(780,084)
State	(165,134)

Total Deferred	(945,218)

Total income tax expense	$7,654,271

Income tax expense differs from the statutory U.S. federal income tax rate as a result of the following:

Federal income tax expense at statutory rate	$6,679,135
State tax expense, net of federal benefit	905,500
Misc. permanent book/tax differences	36,816
Federally tax-exempt interest income	(142,181)
Capitalized merger costs	269,885
(29,884)
State income tax credits	(65,000)

Provision for income taxes	$7,654,271

In connection with the exercise of stock options related to 4,192 shares, the Company recognized excess tax benefits resultant from the change in fair value of shares between the measurement date and exercise date.  The excess tax benefits of $61,700 were recognized as additional paid-in capital.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2006 are presented below:

Deferred tax assets arising from:
Stock options	$3,188,268
Legal accrual	1,059,048
Leasehold improvements	21,613
Customer lists	43,715
Accrued bonus	23,265
Allowance for doubtful accounts.	15,385
Vacation accrual	21,249
Other	14,336
State tax benefit	(264,950)
Net deferred tax asset	$4,121,928

Management has determined that no valuation allowance is needed given the expectation of future taxable income which will exceed the amounts necessary to realize the deferred tax asset.

10.                 Commitments and Contingencies

The Company leases office space in three locations under operating lease agreements.  Minimum required future rental payments under lease obligations, including taxes and operating expenses, are as follows:

Years Ending December 31,

2007	$464,657
2008	577,019
2009	591,827
2010	607,056
2011	622,748
Thereafter	292,816

Total	$3,156,124

Rent expense for the year ended December 31, 2006 was $759,781, which includes $380,691 of rent reimbursement to an independent contractor who is a registered representative of the Company.  As the Company is not a party to this lease, it has been excluded from the lease obligations noted above.

The Company, after consultation with counsel, has accrued for the estimable outcome of pending litigation.  The Company does not expect the ultimate resolution of these matters to have a material adverse effect on the Company’s consolidated financial position or results of operations.

The Company has previously recognized expense of approximately $2.1 million related to an unfunded debit balance arising from trading activity of a customer.  The Company is vigorously pursuing reimbursement of the unfunded debit from the customer; however, the Company is unable to reasonably predict the ultimate outcome of recovery.

In the normal course of business, the Company enters into contracts which contain indemnification provisions, such as purchase contracts, service agreements and leasing agreements.  Under the provisions of these contracts, the Company may indemnify counterparties to the contracts for certain aspects of the Company’s past conduct if other parties fail to perform, or if certain events occur.  These indemnification provisions vary based upon the contract.  The Company may, in turn, obtain indemnifications from other parties in certain contracts.  These indemnification provisions are not expected to have a material impact on the Company’s consolidated financial position or results of operations.

In January 2006, the Company established a change in control bonus plan for certain key employees.  Under this plan, certain employees would receive a cash bonus in connection with a change in control event, such as an initial public offering or acquisition of the Company.  Under the terms of this bonus plan, the change in control event must happen prior to December 31, 2008.  The amount of the bonuses would be a function of the value of the change in control event, subject to restrictions based on the timing of the event.  Should a change in control event take place on or before December 31, 2008, the Company could recognize up to $3,000,000 in compensation expense related to these bonuses.  In addition, the Company has an agreement with an independent contractor under which the Company is obligated to pay the independent contractor approximately $8.3 million upon a change in control.

11.      Off-Balance Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms.  Substantially all of the clearing and depository operations of the Company are performed by its clearing broker on a fully disclosed basis pursuant to a clearance agreement.

In the normal course of business, the Company’s clearing broker makes margin loans to the Company’s customers which are collateralized by customer securities.  In permitting the customers to purchase securities on margin, the clearing broker is exposed to the risk of a market decline that could reduce the value of the collateral held below the customers’ indebtedness before the collateral can be sold, which could result in losses to the clearing broker.  The Company’s agreement with the clearing broker requires the Company to reimburse the clearing broker for any losses incurred related to customers introduced by the Company.  The Company’s exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes.  The Company seeks to control the risk associated with customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company enters into repurchase agreements under which the Company purchases a security at a specified price with the intention to sell the same security to the same counterparty at a fixed or determinable price at a future date.  The Company has not experienced any losses in such agreements.  Management believes that the Company is not exposed to any significant credit risk from these repurchase agreements.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits.  The Company has not experienced any losses in such accounts.  Management believes that the Company is not exposed to any significant credit risk on bank deposits.

12.      Related Party Transactions

At December 31, 2006, the Company had an investment with a fair value of $1,001,837 in the Mount Yale Premium Fund, L.P. (the “Fund”).  Advisors has a sub-advisory agreement with the investment manager of the Fund.  Pursuant to this sub-advisory agreement, Advisors has complete and sole discretion for investment decisions of the Fund.  Advisors utilizes Inc. to process transactions on behalf of the Fund.

13.      Subsequent Event

On February 15, 2007, the Company and Investools Inc. merged.  Upon closing of this merger, shareholders of the Company received $170 million in cash and approximately 19.1 million shares of Investools Inc. common stock.  Concurrent with the closing of the merger, certain key employees received change in control bonuses of $2.15 million, which were charged to expense upon closing of the merger.  In addition, upon closing of the merger, the Company became obligated to pay an independent contractor of the Company approximately $8.3 million related to a modification of a previous option award (see note 7).  Of this $8.3 million, approximately $1.8 million had previously been recorded as an expense and the remaining $6.5 million was expensed upon closing of the merger.